SECURITIES, AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

SCHEDULE 14D−9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC
(Name of Subject Company)

ELAN CORPORATION, PLC
(Names of Person Filing Statement)

______________________________

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)
______________________________

G29539106
(CUSIP Number of Class of Securities)
______________________________

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
______________________________

284131208
(CUSIP Number of Class of Securities)
______________________________

William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Christopher T. Cox, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Additional Information

The announcement filed as an Exhibit hereto does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any Ordinary Shares or American Depositary Shares of Elan Corporation, plc (the “Company”) or any other securities.  No tender offer for the shares of the Company has been commenced by RP Management, LLC (“Royalty Pharma”) at this time.  If such a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY MAY BE AMENDED FROM TIME TO TIME (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Elan Corporation, plc, Treasury Building, Dublin 2, Ireland, Attention: Investor Relations.

Exhibit No.	Document

99.1	Press release dated April 15, 2013 titled: “Elan’s Response to Royalty Pharma Announcement”